FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 6, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES DECISIONS OF SHAREHOLDERS’ MEETING AND BOARD
OF DIRECTORS

Moscow, Russia – August 6, 2007, – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that an Extraordinary General Shareholders’ Meeting and a meeting of the Board of Directors were held today.

At the meeting, the shareholders agreed to approve the “Bylaw on the collegial executive body (Management Board).” The creation of the Management Board allows the shareholders and the company’s management to take decisions after corporate discussion of the most important matters with the members of the Management Board and to mind their opinion.

The shareholders also approved additions into the Charter of Mechel OAO in terms of the creation of the Management Board, and also approved a new edition of “Bylaw on the Sole Executive Body (CEO)” which differentiates authorities between CEO and Management Board.

The shareholders also approved a number of transactions of interest. This approval was done in accordance with the legislation requirements and it refers to internal guarantees for credits of Mechel’s subsidiaries which the subsidiaries can take. The maximum guaranteed amount under the transaction for one borrower is RUR 29 bln.

The nine persons were proposed as members of the Management Board at a meeting of Board of Directors that was held right after the General Shareholders’ meeting. The approval of the members of Management Board will take place at the next meeting of Board of Directors.

The Board of Directors also approved the membership of acting Committees: Audit Committee, Appointment and Remuneration Committee, and the Investment and Strategic Planning Committee, which consists of the following subcommittees – strategic development of metallurgical production, strategic development of mining production, economy and finance.

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Mechel OAO

Alexey Sotskov

Head of PR Office

Phone: 7-495-221-88-88

alexey.sotskov@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.

Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: August 6, 2007